SNIPP INTERACTIVE INC.

SNIPP PROCESSES OVER A MILLION RECEIPTS (AND COUNTING) ON A SINGLE

CLIENT PROGRAM

March 21, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, is pleased to announce that its receipt processing solution, SnippCheck, has achieved a major milestone by processing over a million receipts (and counting) on a single program.

The program is on behalf of a longstanding client and global leader in its industry, who has signed a three-year Master Services Agreement that established Snipp as the corporation’s mobile technology supplier. SnippCheck processed the million consumer receipts within the first nine months of this ongoing program.

The SnippCheck receipt processing solution was deployed as an alternative to a previous code-on-pack redemption mechanism. Snipp's proprietary solution allows consumers to submit photos of their receipts showing qualifying purchases, and, post-validation through the SnippCheck platform, to have their points automatically credited into their loyalty account.

According to Snipp CEO, Atul Sabharwal, “A million is a significant milestone not just for the sheer volume of receipts processed, but also for the amount of underlying purchase data we have captured along the way. That data gives our clients and us deep insights into consumer purchase behavior. We’re excited by the proven scalability of our SnippCheck receipt processing solution and also with its integration with our other solutions modules such as loyalty, promotions and sweepstakes, rewards, rebates etc. Collectively we are providing more of our clients with end-to-end solutions that are unique, scalable and simply couldn’t be done using traditional mechanisms.”

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. In 2015, Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.